UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2020

Commission File Number: 001-33773

B COMMUNICATIONS LTD.

(Translation of registrant’s name into English)

144 Menachem Begin Street, Tel Aviv 649210, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Completion of Settlement of Derivative Action

On September 14, 2020, the previously-reported settlement of the July 2016 derivative action against B Communications Ltd. (the “Company”) (titled Horev v. B Communications Ltd.), which had been brought in Tel Aviv-Jaffa District Court, was completed. Pursuant to the settlement, the Company received a total of approximately 22 million New Israeli Shekels (“NIS”) (principal plus accrued interest) of the Company’s Series C Debentures that had been held by the Company’s former controlling shareholder, Internet Gold – Golden Lines Ltd. (“Internet Gold”), in exchange for a waiver of the derivative action against Internet Gold. Further to the settlement, the Company has paid the derivative plaintiff a total amount of NIS 4.23 million for expenses, lawyers’ fees and reward.

As previously reported, the subject derivative claim had alleged that the Company had distributed an unlawful dividend of NIS 113 million, including approximately NIS 73 million to Internet Gold.

Prior to its completion, the settlement had received the approval of both the Tel Aviv-Jaffa District Court and the Insolvency Court dealing with Internet Gold’s insolvency proceedings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD.

Date: September 16, 2020	By:	/s/ Tomer Raved
Name: Tomer Raved
Title: Chief Executive Officer

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